Filed by Household International, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                Subject Company: Household International, Inc.
                                                  Commission File No. 001-8198

On November 14, 2002, Household International, Inc. used the following presentation materials in analyst and investor meetings.




                           A TRANSFORMING TRANSACTION
                            COMBINING TWO SUCCESSFUL
                                 BUSINESS MODELS



[HSBC Logo]                                                     [Household Logo]








                                November 14, 2002

FORWARD LOOKING STATEMENTS

This presentation may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties integrating systems, operational functions and cultures, and other risk factors detailed in HSBC's and Household's respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward-looking statement to reflect events or circumstances after the date of this announcement.

Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in the announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/or Household by contacting Household, Attention Craig Streem, Investor Relations.

HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

                              STRATEGIC RATIONALE

o Bringing together one of the world's top asset generators with one of the world's top deposit gatherers

o   Significant geographic and business line diversification

o   Stable and lower cost funding for Household with enhanced market access

o Meaningful opportunities to broaden the product range available to both retail and commercial customers

o   International roll-out of Household's business model

o Leveraging Household's strong marketing, credit management and technology skills




[Household Logo]                                                    [HSBC Logo]

            CREATING A FINANCIAL SERVICES FRANCHISE BALANCED BETWEEN
                         NORTH AMERICA, EUROPE AND ASIA

     CRITERIA                                         KEY POINTS
---------------------                    ---------------------------------------
Strategic Fit           --------->       Consumer focused asset generator

Human Fit               --------->       Shared vision for the future

Technology Fit          --------->       Complementary platforms and approach

Ease of Integration     --------->       Management continuity and branding to
                                         be preserved

EPS Accretion           --------->       Yes and risk adjusted value enhancing

Manageable Risk         --------->       Careful consideration of business model
                                         and controls





[Household Logo]                                                    [HSBC Logo]

                                OVERVIEW OF HSBC



              [Household Logo]                          [HSBC Logo]

                                      HSBC

o   Established in 1865

o   Headquartered in the United Kingdom

    -   Over 7,000 offices in 81 countries

o   World's 3rd largest financial institution by market capitalisation
    (US$107bn)

o   190,000 shareholders in over 100 countries and territories

    -   Stock listed on London, New York, Hong Kong and Paris exchanges

o US$51bn of shareholders' funds; Pre-tax cash profits* of US$5.5bn for the first six months of 2002

    * Cash basis pre-tax profits are derived by adjusting pre-tax profits to eliminate the impact of the amortisation of goodwill arising from acquisitions.



[Household Logo]                                                    [HSBC Logo]

                       HSBC'S GEOGRAPHIC AND BUSINESS MIX



     GEOGRAPHIC MIX*                                 BUSINESS MIX*

      [pie chart]                                     [pie chart]

North America:  12%                        Private Banking:  4%
Latin America:  1%                         Personal Financial Services: 34%
Europe:  40%                               Commercial Banking:  28%
Asia:  47%                                 Corporate, I-Banking and Markets: 36%



* Cash basis pre-tax profit for the six months ended 30 June 2002.



[Household Logo]                                                    [HSBC Logo]

                            HSBC'S OPERATING MARGIN

                             [solid stacked graph]

Left vertical axis:  0.0% to 3.5%
Right horizontal axis:  1993 to 1H 02

Top curve: Operating profit before provisions, excluding goodwill amortisation as % of average risk-weighted assets.

Bottom curve: Bad debt charge as % of average risk weighted assets.


[Household Logo]                                                    [HSBC Logo]

                    CHARACTERISTICS OF HSBC'S BUSINESS MODEL


o   Customer driven approach organised around customer segments

o   Fair pricing and product choice underpin customer service

o   Differentiation through home grown information systems

o   Leveraging internationality through multiple channels

o   Conservative and thrifty

o   Collective management character based on long-term careers




[Household Logo]                                                    [HSBC Logo]

                          HSBC'S PRESENCE IN THE U.S.

o   Long history in the United States

    -   First agency in San Francisco in 1865

    -   Acquired Marine Midland in 1980

    -   Acquired Republic New York Corporation in 1999

o   Strong U.S. banking franchise

    -   11th largest U.S. bank

    -   423 branches nationwide (plus 15 in Panama)

    -   Total U.S. assets of US$90bn

    -   Total U.S. deposits US$56bn

o   HSBC USA is AA- rated


[Household Logo]                                                    [HSBC Logo]

                              OVERVIEW OF HOUSEHOLD


            [Household Logo]                         [HSBC Logo]

                                   HOUSEHOLD

o   Established in 1878

o   Recognised leader in U.S. consumer lending

    -   Leading market share in all businesses

    -   Leading brand names in consumer finance

    - Profitable and growing credit card businesses - private label and bank card

o   Extensive customer base and distribution network

    -   53+ million customers across the entire United States

    -   Nationwide branch network, direct mail and e-commerce

    -   Significant distribution through alliances and business partnerships

o   Consistent financial performance

    -   US$1.8bn of after-tax profits in 2001

    - US$1.2bn of after-tax profits for the first nine months of 2002 after absorbing US$333m charge

    -   Disciplined and sustainable asset growth

    -   Strong margins and returns on a total and risk-adjusted basis

o   Leads "Best Practices" in consumer finance


[Household Logo]                                                    [HSBC Logo]

                        HOUSEHOLD'S RECEIVABLES BY TYPE


                                  [pie chart]


US$105.5 BILLION

Data for pie chart in percentages:

Auto                                          7%
First Mortgages Correspondent                 16%
First Mortgages Branch                        22%
Second Mortgages                              8%
Personal Non-Credit Card                      18%
MasterCard/Visa Bank Card                     16%
Private Label Credit Card                     13%


Note: As of 30 June 2002.  Receivables are on a managed basis.


[Household Logo]                                                    [HSBC Logo]

                           HOUSEHOLD'S CUSTOMER BASE


HOUSEHOLD'S 53 MILLION CUSTOMERS HAVE THE
FOLLOWING CHARACTERISTICS:
----------------------------------------------------------------------------

o   Average age between 40 - 50

o   Average household income                    [pie chart]
    between US$45,000 and                       PRIME             63%
    US$60,000                                   NEAR PRIME        17%
                                                SUBPRIME          20%
o   Average home value* between
    US$120,000 - US$175,000

o   Average auto value** between
    US$12,000 - US$15,000


Note:  Based on outstanding managed receivables as of 30 June 2002.
*   U.S. real estate secured loan customers
**  Auto finance customers


[Household Logo]                                                    [HSBC Logo]

             HOUSEHOLD'S CORE CUSTOMER IS THE MIDDLE INCOME MARKET

         CUSTOMERS CAN BE CLASSIFIED AS PRIME, NEAR PRIME AND SUBPRIME



                                  PROBABILITY OF DEFAULT

                     LOW                  MEDIUM                HIGH


            LOW                         Real Estate
                                        Secured -
                                        1st Lien
EXPECTED
LOSS        MEDIUM                      Real Estate         Auto*
GIVEN                                   Secured -
DEFAULT                                 2nd Lien**

            HIGH    Credit Card -- GM   PHL;                Subprime credit card
                    Credit Card -- UP   Credit Card -       Branch unsecured*
                    Private Label       Household Bank**

[color key:  asterisks substitute for colors]

*                 Subprime
**                Near Prime
                  Prime

Probability of Default: Determined by the credit score.
General bands are as follows:
Low: >660
Medium: 580-660
High: <580

Expected loss given default: What percent of the loan is at risk given default
Low: <25%
Medium: 25% to 75%
High: >75%


[Household Logo]                                                    [HSBC Logo]

                        HOUSEHOLD'S DISTRIBUTION CHANNELS

                                 [donut chart]

In center of donut:  Varied Distribution Channels

[Pie Slice]                                      [Annotation]

Retail Merchants                                 Over 140 retail merchants
                                                 at 70,000 retail locations
                                                 throughout the United States,
                                                 United Kingdom and Canada

Tax Preparation Services                         3,500 tax
                                                 preparer relationships
                                                 with approximately
                                                 12,000 outlets in
                                                 the United States

Internet                                         49 Internet web sites,
                                                 including Household
                                                 affiliate and merchant
                                                 sites

Alliance Relationships

Telesales Direct Mail

Correspondents                                   Over 250 correspondent
                                                 relationships with
                                                 mortgage bankers;
                                                 broker relationships
                                                 through Decision
                                                 One Mortgage

Auto Dealerships                                 Over 10,500
                                                 franchised auto
                                                 dealerships
                                                 throughout
                                                 the United States

Branch Offices                                   1,714 Branch offices
                                                 in 46 states in the
                                                 United States; United
                                                 Kingdom, Ireland
                                                 and Canada


[Household Logo]                                                    [HSBC Logo]

                    HOUSEHOLD'S CONSUMER LENDING FRANCHISE*
                    NATIONWIDE COVERAGE AND WELL DIVERSIFIED

    [Superimposed on map of the United States (in separate boxes by region)]



          West (U.S. Population 8%)                              Midwest (U.S. Population 23%)
-----------------------------------------------           --------------------------------------------

Mortgage**                                10%             Mortgage**                             21%
Consumer Finance                          10%             Consumer Finance                       22%
Bank Card                                  7%             Bank Card                              26%
Private Label CC                           6%             Private Label CC                       19%
Auto                                       4%             Auto                                   17%



       Northeast (U.S. Population 11%)                         California (U.S. Population 12%)
-----------------------------------------------           --------------------------------------------

Mortgage**                                7%              Mortgage**                             17%
Consumer Finance                         12%              Consumer Finance                       16%
Bank Card                                16%              Bank Card                              14%
Private Label CC                          9%              Private Label CC                       13%
Auto                                      3%              Auto                                   14%

       Southwest (U.S. Population 14%)                          Southeast (U.S. Population 19%)
-----------------------------------------------           --------------------------------------------

Mortgage**                               11%              Mortgage**                            24%
Consumer Finance                          8%              Consumer Finance                      15%
Bank Card                                11%              Bank Card                             12%
Private Label CC                         16%              Private Label CC                      25%
Auto                                     18%              Auto                                  29%

      Mid Atlantic (U.S. Population 13%)
-----------------------------------------------
Mortgage**                            10%
Consumer Finance                      17%
Bank Card                             14%
Private Label CC                      12%
Auto                                  15%

    * Represents % distribution of managed receivables as of 31 December 2001. ** Mortgages originated through correspondent channels.


[Household Logo]                                                    [HSBC Logo]

                 CHARACTERISTICS OF HOUSEHOLD'S BUSINESS MODEL

o   Centralised approach to business

o   Sales skills and culture

o   Partnering skills and culture

o   Low cost producer

o   "Best in Class" technology

o   Strong marketing and credit management analytics



[Household Logo]                                                    [HSBC Logo]

                                 Opportunities



                  [Household Logo]              [HSBC Logo]

                     CREATES A BALANCED WORLDWIDE PORTFOLIO

   [Pie Charts: In percentages. Slices for "North America" are separated out]



         CASH BASIS PRE-TAX PROFITS                                     MANAGED ASSETS
----------------------------------------------                   ---------------------------------
             [pie chart 1]                                                 [pie chart 1]

Europe                     40             [large downward         Europe                     46
Asia                       47               arrow reads]          Asia                       34
North America              12                   HSBC              North America              19
Latin America              1                    with              Latin America              1
                                             Household


             [pie chart 2]                                                 [pie chart 2]

Europe                     32                                     Europe                     40
Asia                       37                                     Asia                       29
North America              30                                     North America              30
Latin America              1                                      Latin America              1




Note:  As of or for the six months ended 30 June 2002.


[Household Logo]                                                    [HSBC Logo]

                    SIGNIFICANTLY EXPANDS CONSUMER FRANCHISE

  [Pie Charts: In percentages.]

             CASH BASIS PRE-TAX PROFITS                                        MANAGED LOANS/RECEIVABLES
------------------------------------------------------                  ---------------------------------------
                    [pie chart 1]                                                          [pie chart 1]

Personal Financial Services     34            [large downward           Personal Financial Services   37
Commercial Banking              28              arrow reads]            Commercial Banking            26
CIBM                            36                 HSBC                 CIBM                          33
Private Banking                 4                  with                 Private Banking               4
                                                 Household


                    [pie chart 2]                                                          [pie chart 2]

Personal Financial Services     49                                      Personal Financial Services   52
Commercial Banking              21                                      Commerical Banking            20
CIBM                            28                                      CIBM                          25
Private Banking                 3                                       Private Banking               3


Note:  As of or for the six months ended 30 June 2002.


[Household Logo]                                                    [HSBC Logo]

                        OPPORTUNITIES FOR COST SYNERGIES


o   Lower cost funding

o Cost benefits from consolidating HSBC's NAFTA card processing requirements, currently outsourced, into Household Technology

o   Administrative




[Household Logo]                                                    [HSBC Logo]

                       ADDITIONAL BUSINESS OPPORTUNITIES


o Capture valuable customer business that falls below HSBC's or above Household's natural franchise

o Market prime products through Household origination channels and non-prime products to HSBC's deposit customers falling below HSBC's credit origination preferences

o   Migrating customers into HSBC as their financial circumstance evolve

o Link Household's Hispanic customer base with HSBC's Mexican banking network for remittance services

o Link HSBC's Mexican banking network with Household's consumer finance capabilities to serve qualifying emigrants

NOTE: HSBC'S Mexican network is dependent upon the successful completion of its acquisition of Grupo Financiero Bital SA de CV.


[Household Logo]                                                    [HSBC Logo]

                   TRANSFORM HOUSEHOLD'S STORE CARD BUSINESS

o   US$13.5bn in Household receivables

o   Capitalise on HSBC's stronger brand for B-to-B business capture

o Leverage Household's partnering skills in its private label card business with HSBC's merchant acquiring, trade finance and retailer lending business to maximise sales opportunities



[Household Logo]                                                    [HSBC Logo]

                       COMPLEMENTARY TECHNOLOGY PLATFORMS

o   "Best in Class" technology in both organisations

o Compatible systems architectures allow for cost savings through consolidation and common purchasing

o Significant scalability in volume allows for low-cost expansion across wider geographic markets particularly in credit card

o Household's marketing database management and credit scoring capability at the forefront of global practice to be rolled out through HSBC




[Household Logo]                                                    [HSBC Logo]

                                      RISKS



                   [Household Logo]             [HSBC Logo]

                           SALES PRACTICE SETTLEMENT


o In October Household reached a preliminary nationwide settlement with state agencies regarding its branch sales practices

    -   Established US$484 million fund to assist qualifying customers

o The settlement, which is on track to be finalized by year-end, will resolve regulatory concerns without significantly impacting Household's economic model

o The agreement should significantly reduce Household's risk of related civil litigation liability


[Household Logo]                                                    [HSBC Logo]

                   SETTING THE STANDARD FOR CONSUMER LENDING


o   Further refinement and implementation of "Best Practices"

    -   Introduction of innovative monitoring and compliance program

    -   Industry leading disclosures to customers

o   We will continue to strengthen practices together

o   Competitive advantage as industry evolves and consolidates



[Household Logo]                                                    [HSBC Logo]

                             CREDIT RISK MITIGATION


                               MANAGED RECEIVABLES
                  --------------------------------------------
                       [bar charts: percentages per year]


                     Year                     1997     2002
                     ----                     ----     ----

                     Unsecured                69%       54%
                     Real Estate Secured      31%       46%



                                 DIVERSIFICATION
                  --------------------------------------------

               o   Move towards lower risk secured business
               o Increase in real-estate secured from 31% to 46% of total portfolio from 1997 to 2002 respectively
               o 83% of the real estate secured portfolio is 1st lien versus 65% in 1997



[Household Logo]                                                    [HSBC Logo]

                             CREDIT RISK MITIGATION


o   Tightened underwriting policy criteria

o   Tightened lending authority and exception policies

o   Strengthened portfolio management

o   Dramatically increased the number of collectors



[Household Logo]                                                    [HSBC Logo]

                              TRANSACTION OVERVIEW



                  [Household Logo]              [HSBC Logo]

                              TRANSACTION OVERVIEW



Fixed Exchange Ratio:                        2.675 HSBC shares or 0.535 ADSs for
                                                   each Household share

Structure:                                   Tax-free stock-for-stock exchange

Total Equity Value*:                         US$14.2 billion

Earnings Impact:                             Accretive to 2003 EPS

Expected Close:                              First quarter 2003

Required Approvals:                          Regulatory
                                             Household and HSBC shareholders


*Based on HSBC's closing price of (pound sign)7.07 on 13 November 2002.



[Household Logo]                                                    [HSBC Logo]

PRO FORMA IMPACT




(US$ IN MILLIONS)                                         HSBC             HOUSEHOLD              PRO FORMA
-------------------------------------------------  ----------------  --------------------  ----------------------
ASSETS
Cash                                                     5,561                   347                   5,908
Items in course of collection                            5,894                    --                   5,894
Treasury bills and debt securities                     192,047                 8,229                 200,276
Loans & advances to banks                              100,965                    --                 100,965
-------------------------------------------------  ----------------  --------------------  ----------------------
LIQUID ASSETS                                          304,467                 8,576                 313,043
-------------------------------------------------  ----------------  --------------------  ----------------------
Loans and advances to customers                        342,057               104,456                 446,513
     (includes receivables serviced with
      limited recourse                                      --                22,323)

Total assets (excl HK notes)                           737,349               119,129                 856,478
     (includes receivables serviced with
      limited recourse                                      --                22,323)
     (excludes Hong Kong certificates of
      indebtedness                                       8,986                    --)
-------------------------------------------------  ----------------  --------------------  ----------------------
Deposits from banks                                     61,455                 3,599                  65,054
Customer accounts                                      470,778                 5,612                 476,390
Other funding and subordinated liabilities              44,399                95,592                 139,991
     (includes funding relating to receivables
      serviced with limited recourse                        --                22,323)
-------------------------------------------------  ----------------  --------------------  ----------------------
TOTAL FUNDING                                          576,632               104,803                 681,435
-------------------------------------------------  ----------------  --------------------  ----------------------


                       MAINTAIN SUBSTANTIAL LOSS CUSHION
                               (US$ in billions)


             HSBC                                        PRO FORMA
-----------------------------              -------------------------------------
         [bar chart]                                    [bar chart]

Cash Pre-tax Profits                       Cash Pre-tax Profits
Before Provisions          12              Before Provisions                20.4
Credit Provisions         1.4              Credit Provisions                 6.7




Note.  First six months of 2002 annualised.


[Household Logo]                                                    [HSBC Logo]

                      LIQUIDITY AND CAPITAL REMAIN STRONG

                           [Bar chart in percentages]


Vertical axis:  Gross Loans / Customer Deposits (%)

Data as follows:

Horizontal Axis:                     Percentage:
HSBC                                 74.4%
HSBC Pro Forma*                      95.7%
Bank of America                      94.4%
Citigroup                            102.1%
RBS                                  121.6%

Appearing beneath the bar chart are the following data:

TIER 1 RATIO                         Percentage:
HSBC                                 9.7%**
HSBC Pro Forma*                      8.5%***
Bank of America                      8.1%
Citigroup                            9.2%
RBS                                  7.4%

*     Based on Household's managed receivables.
**    As published by HSBC.
*** Assumes the successful completion of Household transaction and acquisition of Grupo Financiero Bital SA de CV.



[Household Logo]                                                    [HSBC Logo]

                                    SUMMARY


o Bringing together one of the world's top asset generators with one of the world's top deposit gatherers

o Further balances HSBC's earnings, geographic profile, business and product mix

o   Provides significant opportunities for cost, funding and revenue synergies

o   Demonstrable technology and human capital fit

o   Setting the standards in consumer lending

o   Risks are understood and manageable

o   Accretive to HSBC's 2003 EPS



[Household Logo]                                                    [HSBC Logo]

                           PRO FORMA FINANCIAL FIGURES

The pro forma financial figures in this presentation are presented for illustrative purposes only and have been prepared by aggregating financial information as at or for the six months ended 30 June 2002 of HSBC (prepared on a UK GAAP basis) with that of Household (prepared on a US GAAP basis). Financial information prepared in accordance with US GAAP may differ in certain significant respects from such information prepared in accordance with UK GAAP and the pro forma financial figures presented might therefore be materially different if Household's financial information had been presented in accordance with UK GAAP.



[Household Logo]                                                    [HSBC Logo]

FORWARD LOOKING STATEMENTS

This presentation may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties integrating systems, operational functions and cultures, and other risk factors detailed in HSBC's and Household's respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward-looking statement to reflect events or circumstances after the date of this announcement.

Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in the announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/or Household by contacting Household, Attention Craig Streem, Investor Relations.

HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.


[Household Logo]                                                    [HSBC Logo]

                              CAUTIONARY STATEMENT

This presentation is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within
Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or (iii) are outside the United Kingdom. Nothing in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion contained in the Financial Services and Markets Act 2000.

[Household Logo]                                                    [HSBC Logo]

 [HSBC Logo]                                               [Household Logo]